Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended	Year Ended December 31,
	March 31, 2016	2015	2014	2013
Fixed Charges:
Interest expense on indebtedness	$95	$452	$215	$53
Noncash interest expense and other	53	256	149	56
Interest expense on portion of rent expense representative of interest	58	134	90	77
Total Fixed Charges	206	842	454	186
Earnings (loss):
Net income (loss) before benefit for income taxes	(15,504)	(52,769)	(40,285)	(20,912)
Fixed charges per above	206	842	454	186
Total earnings (loss)	(15,298)	(51,927)	(39,831)	(20,726)
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(15,504)	$(52,769)	$(40,285)	$(20,912)